

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2020

Jane Lam
Director and President
Morgan Stanley Capital I Inc.
1585 Broadway
New York, NY 10036

> **Re:** **BANK 2019-BNK20**
> **Form 10-K**
> **Filed March 30, 2020**
> **File No. 333-227446-06**

Dear Ms. Lam:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance